SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC



                                    FORM 6-K



          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       FOR THE PERIOD ENDED APRIL 30, 1999




                             NU-DAWN RESOURCES INC.
                   ------------------------------------------
                   Translation of Registrants name in English


                               102 Piper Crescent
                            Nanaimo, British Columbia
                                 Canada V9T 3G3


                     Address of principal executive offices

                                  SCHEDULE "A"

                             NU-DAWN RESOURCES INC.

                              SECOND QUARTER REPORT

                          INTERIM FINANCIAL STATEMENTS
                         SIX MONTHS ENDED APRIL 30, 1999



                    CONTENTS                                              PAGE
                    --------                                              ----

BALANCE SHEET                                                               1
STATEMENT OF LOSS AND DEFICIT                                               2
STATEMENT OF CHANGES IN FINANCIAL POSITION                                  3
SCHEDULE OF CHANGES IN RESOURCE PROPERTIES                                  4
NOTES TO FINANCIAL STATEMENTS:                                              5
     -  Note 1. Fixed Assets and Deferred Costs                             5
     -  Note 2. Resource Properties                                         5
     -  Note 3. Description of Resource Properties                        5-6
     -  Note 4. Loan Payable to Premanco                                    7
     -  Note 5. Related Party Transactions                                  7
     -  Note 6. Long Term Debt                                              7
     -  Note 7. Capital Stock                                               7
     -  Note 8. Warrants & Options                                          8
     -  Note 9. Future Operations                                           8
     -  Note 10. Comparative Figures                                        8

                       PREPARED BY MANAGEMENT -- UNAUDITED

            Nu-Dawn Resources Inc - Quarterly Report - April 30, 1999




NU-DAWN RESOURCES INC.
BALANCE SHEET
for six month period ending April 30, 1999


ASSETS                                             6 month period ended 4/30/99          6 month period ended 4/30/98
---------------------------------------------------------------------------------------------------------------------
CASH                                                                      2,946                               106,618
ACCOUNTS RECEIVABLE                                                       3,772                                 2,086
DUE FROM RELATED                                                            665                                 2,500
                                                               ------------------------------------------------------
                                                                          7,383                               111,204
FIXED ASSETS & DEFERRED COSTS                                         1,358,044                             1,764,243
(NOTE 1)
RESOURCE PROPERTIES  (NOTE 2)                                           509,615                               457,098
                           -                                   ------------------------------------------------------
TOTAL ASSETS                                                          1,875,042                             2,332,545
=====================================================================================================================

LIABILITIES
---------------------------------------------------------------------------------------------------------------------

ACCOUNTS PAYABLE                                                        174,986                               189,875
LOAN                                                                          0                               143,389
LOAN DUE TO PREMANCO (NOTE 4)                                           445,027
DUE TO RELATED PARTIES (NOTE 5)                                          28,537                              (11,641)
DEFERRED REVENUE                                                              0                                 4,952
                                                               ------------------------------------------------------
                                                                        648,550                               326,575
LONG TERM DEBT (NOTE 6)                                                  50,000                                50,000
                                                               ------------------------------------------------------
TOTAL LIABILITIES                                                       698,550                               376,575
=====================================================================================================================

SHAREHOLDERS' EQUITY
CAPITAL STOCK (NOTE 6)
---------------------------------------------------------------------------------------------------------------------

AUTHORIZED: 50,000 Common Shares no par value
ISSUED: 28,410,770 shares (at 4/30/99)                                6,314,874                             6,164,874
Advance on Exercise of Warrants                                               0                                     0
DEFICIT (PAGE 2)                                                     (5,138,382)                           (4,208,904)
                                                               ------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                            1,176,492                             1,955,970
                                                               ------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                          1,875,402                             2,332,545
=====================================================================================================================

                                                                                                               Page 1





NU-DAWN RESOURCES INC.
STATEMENT OF LOSS AND DEFICIT
for six month period ending April 30, 1999

                                                                6 month period ended 4/30/99          6 month period ended 4/30/98
                                                                ----------------------------          ----------------------------
REVENUE                                                                                                                     13,157
Revenue                                                                                    0                                    35
Interest & Sundry Revenue                                                                 79                                13,192
                                                                                --------------------------------------------------
                                                                                          79
----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Office Administration                                                                  9,655                                 6,522
Professional Fees                                                                          0                                   757
Management Fees                                                                            0                                     0
Consulting  Fees                                                                      12,500                                12,700
Regulatory & Transfer Fees                                                             5,943                                 7,898
Rent                                                                                   6,000                                 6,000
Travel & Promotion                                                                    11,930                                 6,167
Wages & Payroll Expense                                                                    0                                 5,623
Office Equipment & Rental                                                                137                                   778
Telephone, Fax & Courier                                                               4,180                                 3,699
Printing & Distribution                                                                  220                                 1,693
Interest & Bank Charges                                                                3,808                                 4,155
Computer & Internet                                                                    4,677                                 2,887
Asbestos Project                                                                       8,000                                10,453
Costa Rica - Projects                                                                 18,590                                14,334
Pan-Oro Project                                                                          768                                   508
Saskatchewan                                                                               0                                     0
Salmo Operations                                                                       3,450                                17,483
                                                                                --------------------------------------------------
                                                                                    (91,858)                             (101,657)
Invested Resource Properties                                                          27,357                                25,595
----------------------------------------------------------------------------------------------------------------------------------
Net (Loss) for the period                                                           (64,422)                              (63,170)
Net (Deficit) - beginning of period                                              (5,073,960)                           (4,145,734)
                                                                                --------------------------------------------------
Net (Deficit) - end of period                                                    (5,138,382)                           (4,208,904)
----------------------------------------------------------------------------------------------------------------------------------
Gain (Loss) per share for the period                                                    0.00                                  0.00
==================================================================================================================================
                                                                                                                            Page 2



NU-DAWN RESOURCES INC.
STATEMENT OF CHANGES OF FINANCIAL POSITION for six month period ending April 30, 1999


OPERATING ACTIVITIES                                                6 month period ended 4/30/99      6 month period ended 4/30/98
--------------------                                                --------------------------------------------------------------
Net (Loss) for the Period                                                                (64,422)                          (63,170)
Change in Non-Cash Working Capital                                                        292,740                          372,122
                                                                                --------------------------------------------------
                                                                                          228,318                          308,952
----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures Relative to Resource Properties                                             (27,357)                           25,295
Payments on Fixed Assets & Deferred Costs                                                       0                                0
Sale of Fixed Assets                                                                            0                                0
                                                                                --------------------------------------------------
                                                                                         (27,357)                           25,295
----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Loan                                                                                            0                          143,389
Advances from Related Party                                                                48,015                                0
Flow-Through Private Placement                                                                  0                                0
Private Placement                                                                         150,000                                0
Capital Stock Issued                                                                            0                           49,525
Advance on Exercise of Warrants                                                                 0                                0
                                                                                --------------------------------------------------
                                                                                          198,015                          192,914
----------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in cash - during period                                              (40,687)                           90,743
Cash Position - beginning of period                                                        43,633                           15,875
                                                                                --------------------------------------------------
Cash Position - end of period                                                               2,946                          106,618
==================================================================================================================================

                                                                                                                            Page 3



NU-DAWN RESOURCES INC.
SCHEDULE OF CHANGES IN RESOURCE PROPERTIES
October 31, 1998 to April 30, 1999



                                         Prince Albert       Guanacaste       Pan-Oro     Asbestos Claims         Totals
                                         -------------       ----------       -------     ---------------         ------

Balance, October 31, 1998                      $57,788         $365,957       $38,037           $20,476          $482,258
-------------------------------------------------------------------------------------------------------------------------
Consulting                                           -                -             -                 -                 -
Geological Consulting                                -                -             -                 -                 -
Travel                                               -            2,266           768                 -             3,034
Exploration                                          -           15,290             -                 -            15,290
Option Payments                                      -                -             -             8,000             8,000
Permits & Fees                                       -                -             -                 -                 -
Field Crew                                           -                -             -                 -                 -
Vehicle Expense                                      -              453             -                 -               453
Fuel                                                 -                -             -                 -                 -
Repairs                                              -                -             -                 -                 -
Misc                                                 -              580             -                 -               580
-------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 1999                        $57,788         $384,546       $38,805           $28,476          $509,615
=========================================================================================================================

                                                                                                                 Page 4


                          NOTES TO FINANCIAL STATEMENTS

1. FIXED ASSETS AND DEFERRED COST

H B Mill            - 15 year  straight-line  basis,  commencing on the start of production
Office Equipment    - 20% declining balance basis
Motor Vehicles      - 20% declining balance basis


FIXED ASSETS                          Cost    Acc Dep     *NBV 1998    *NBV 1997
------------                          ----    -------     ---------    ---------
H B Mill and freehold land      $1,352,934          -    $1,352,934   $1,757,855
Office Equipment                     9,803      7,036         2,767        3,458
Motor Vehicles                      17,219     14,875         2,344        2,930
                                    ------     ------         -----        -----
                                $1,379,956     21,911    $1,358,045   $1,764,243
                                ==========     ======    ==========   ==========

Costs capitalized include property taxes and general maintenance costs, net of equipment sales. During the year ended October 31, 1997 the Company recorded a write down of $860,439 to adjust the carrying value of this asset to management's best estimate of the net recoverable amount.

2. RESOURCE PROPERTIES
Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

RESOURCE PROPERTIES                April 30, 1999          1998           1997
-------------------                --------------          ----           ----
GOODENOUGH & YMIR                            -                 -              -
TRITON                                       -                 -              -
PRINCE ALBERT                           57,788             57788          55788
GUANACASTE (MINA MARIO)                384,546            366597         328475
SUKUT                                        -                 -              -
PAN-ORO                                 38,805             38036          37517
ASBESTOS CLAIMS                         28,476             20476              -
                                        ------             -----
TOTALS                                $509,615          $482,897       $431,803
                                      ========          ========       ========


3. DESCRIPTION OF RESOURCE PROPERTIES

(a) Goodenough and Ymir, British Columbia
The Company has a 100% interest in certain mineral claims located in the Nelson Mining Division, British Columbia, subject to a 15% net profit interest, and has freehold title to the land. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this resource property.

(b) Triton, Ontario
The Company has a 50% interest in certain mineral claims located in MacMurchy Township of the Larder Lake Mining Division, Ontario. A third party has agreed to maintain the good standing of the mineral claims. During the year ended October 31, 1997, the Company wrote down the balance of its interest in this property.

(c) Prince Albert, Saskatchewan
The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003. The remaining balance of $55,788 represents the Company's interest in the option in the Prince Albert Mining District.

The Company had a 100% interest in certain mineral exploration permits issued by Saskatchewan Energy and Mines in the Southern Mining district of Saskatchewan. During 1997, the Company allowed the permits to lapse and wrote off the investment in those permits.

(d) Mina Mario Project-Guanacaste, Costa Rica
Pursuant to an option agreement dated October 23, 1995, and amended February 27, 1996, between the Company and Minera Oceanica, S.A., the Company acquired an option for the mineral and surface rights on Concession 6622 situated in the Central Gold Belt in the Juntas de Abangores District of Guanacaste Province in Costa Rica, subject to a 10% royalty in favor of Minera Oceanica, S.A. on operating profits derived from the property, or US$100,000 per year, whichever is the greater. Finder's fees in the amount of $22,500 have been included in resource properties.

(e ) Pan-Oro, Panama
During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint-venture agreement to develop mineral concessions in north-western Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. Resource properties include $21,000 in costs charged by Pan-Oro S.A.

(f) Sukut Project-Limon, Costa Rica
The Company entered into an agreement dated April 24, 1996 for the mineral exploration permit (ID# 6200) over an area of eighteen square kilometres within the Bri Bri Indian Reservation situated in the Province of Limon, County of Talamance, District of Bratsi. There has been a moratorium placed on any mining activity by the Asamblea Legislativa de Costa Rica. During the year the permit was withdrawn from the optionor by the Costa Rican authorities. Therefore, the Company has written down its interest in this property.

(g) Asbestos Claims, Quebec
The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000 as follows:

         1.       $10,000 on execution of this Agreement (paid);
         2.       $10,000 on or before March 15, 1998;
         3.       $50,000 on or before September 15, 1998; and
         4.       $1,000,000 on or before September 15, 1999.

After the Company has recovered all its preproduction expenditures on the property it shall pay to the optionor a royalty equal to 5% of the net profits arising from commercial production. At any time after the commencement of commercial production, the optionor can surrender its royalty to the Company in consideration of shares of the Company with a market value of $500,000 at the date of surrender.

4. LOAN PAYABLE TO PREMANCO INDUSTRIES LTD.

Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming the Company and others logged or caused to be logged without the permission of Premanco approx. 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000 secured by a mortgage on the H.B. Mill property and a security agreement over all equipment and chattels, with interest at prime plus 2%, due September 30, 1999. Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company.

5. RELATED PARTY TRANSACTIONS

At Beginning of Period                                       (16,919)
Dydar Resources Ltd. - Incurred as Services                   (2,559)
Advances from Curitiba S.A.                                   48,015
                                                              ------
At End of Period April 30, 1999                               28,537
                                                              ======

(b) Administrative consulting fees paid to a director was nil for period October 31, 1998 to April 30, 1999

6. LONG-TERM DEBT
This amount is unsecured, non-interest bearing, and will be repaid at a rate of 10% of the net profits of the H B Mill at the time it goes into production.

7. CAPITAL STOCK

(A) The changes in capital stock during this period are recorded as follows:

                                                    1999                       1998
                                           ------------------------   -------------------------
ISSUED                                     # of shares     Amount      # of shares     Amount
                                           -----------     ------      -----------     ------
At Beginning of Period                     27,410,770    $6,164,874    27,493,104    $6,115,349
Private Placement                           1,000,000       150,000             0             0
For cash pursuant to exercise of option             0             0       330,166        49,525
Issued at end of period                    28,410,770    $6,314,874    27,823,270    $6,164,874

(B) Outstanding at this period end:

                AUTHORIZED                              ISSUED
     ------------------------------------      -------------------------
     CLASS      PAR VALUE        NUMBER          NUMBER          VALUE
     -----      ---------        ------          ------          -----
     Common        NPV         50,000,000      28,410,770     $6,314,874

                                                                          Page 7


8.       WARRANTS & OPTIONS

(A)      As of April 30, 1999

(i) Pursuant to a private placement agreement dated April 15, 1998 and transacted November 9, 1998, 1,000,000 non-transferable shares were issued at a price of $0.15 per share with non-transferable share purchase warrants to purchase 1,000,000 shares at $0.15 for a one year period and $0.18 per share in the second year.

(iii) Pursuant to a private placement agreement dated April 29, 1997, 1,000,000 non-transferable shares were issued at a price of $0.15 per share with non-transferable share purchase warrants to purchase 1,000,000 shares at $0.15 per share for a one year period and $0.18 per share in the second year. As at October 31, 1997, 696,499 of the share purchase warrants remained unexercised. April 15, 1998, 330,166 share purchase warrants were issued for cash pursuant to exercise of option. As at October 31, 1998, 366,333 of the share purchase warrants remained unexercised.

(B) Stock Options outstanding to directors and employees at April 30, 1999 :


Number of Shares                   Exercise Price                 Expiry Date
--------------------  ----------------------------  ---------------------------
           1,200,000                         $0.15              August 20, 2002
             100,000                         $0.15                July 15, 2001
             100,000                         $0.15              October 8, 2002
--------------------  ----------------------------  ---------------------------

INSIDER REPORT (as of April 30, 1999):

         (i)      10,588,441 common shares held by Curitiba S.A.
         (ii)      1,235,000 common shares held by a director of the Company
         (iii)         112,500 common shares held by a director of the Company
         (iii)         116,000  common shares held by a director of the Company

(C)      Shares in Escrow :                 NIL

         412,500 shares held in escrow were returned to treasury October 21, 1998 in accordance with an Escrow Agreement which expired September 1998.

(D)      List of directors as at
         April 30, 1999:               Raynerd B. Carson  Geoffrey Vantreight
                                       James Wadsworth    Dr. Stewart A. Jackson
                                       Gary Van Norman

9. FUTURE OPERATIONS
These financial statements have been prepared with integrity and on the going concern bass of accounting. The company is currently operating at a loss and has an accumulated deficit of $ 5,138,382. The company's movements toward streamlining its methods of operation and management have shown to be a positive effort and in foresight will prove beneficial in every related aspect.

10. COMPARATIVES FIGURES
Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.

                             NU-DAWN RESOURCES INC.
                     102 Piper Crescent, Nanaimo BC V9T 3G3
                     Tel: (250) 756-0291 Fax: (250) 756-0298

--------------------------------------------------------------------------------


                                  SCHEDULE "B"

                            SUPPLEMENTARY INFORMATION

1. FOR THE CURRENT FISCAL YEAR-TO-DATE:    APRIL 30, 1999

Refer to April 30, 1999 Interim Financial Statements

(a)      Expenditures to non-arms length parties:   None

         Refer to Note 5 (b):  Related Party Transactions

2. FOR THE QUARTER UNDER REVIEW

(a) Securities issued:              1,000,000 shares Private Placement
                                    Refer to Note 7 - Capital Stock

(b) Options granted:                None
                                    Refer to Note 8(b) - Warrants & Options

3. AS AT THE END OF QUARTER

(a) Authorized share capital:       50,000,000 common shares without par value

(b) Issued share capital:           28,410,770 shares

(c) Summary of warrants and options outstanding:

         Warrants ..................Refer to Note 8 - Warrants & Options (A)
         Options ...................Refer to Note 8 - Warrants & Options (B)

(d) Shares in escrow:               None
                                    Refer to Note 8(c)

(e) Directors:                      Raynerd B. Carson
                                    James Wadsworth
                                    Geoffrey Vantreight
                                    Gary Van Norman
                                    Dr. Stewart Jackson

            Nu-Dawn Resources Inc - Quarterly Report - April 30, 1999

                             NU-DAWN RESOURCES INC.
                     102 Piper Crescent, Nanaimo BC V9T 3G3
                     Tel: (250) 756-0291 Fax: (250) 756-0298

--------------------------------------------------------------------------------


                                  SCHEDULE "C"

                  FOR THE SECOND QUARTER ENDING APRIL 30, 1999


June 30, 1999


The Directors of Nu-Dawn Resources Inc. report on the Company's affairs for the second quarter of 1999.

The Company has put its Costa Rican projects on the shelf until market conditions improve. The weak world metal markets have resulted in the drying up of speculative funding for grass roots mineral exploration projects. Recently, the gold bullion price has traded as low as $258US per ounce.

However, one of the metals that is showing strength in the market is zinc. Last quarter your directors told you about a new technology that recovers zinc and lead from oxide ores. Nu-Dawn's Salmo property in British Columbia has several zones of zinc/lead oxide ore. One of these zones, which is accessible from the underground workings, has 100,000 tons of proven ore and 100,000 tons of probable ore, grading 12% zinc and 4% lead.

Investigation of the viability of processing the zinc oxides on the Company's H.B. property continues. Now that the snow is off the ground in that area, a thorough review can be made of this project. Lakefield Research is presently conducting metallurgical tests on zinc oxide ore (12% zn) obtained from the underground workings. The results of these tests will dictate if we should continue with this new technology.

Management continues to investigate other opportunities which are not related to the mining industry.


           ON BEHALF OF THE BOARD OF DIRECTORS NU-DAWN RESOURCES INC.
                                      per:


                                     /s/  Raynerd B. Carson
                                     -------------------------------------------
                                     Raynerd B. Carson, President

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.



NU-DAWN RESOURCES INC.



By: /s/ Raynerd B. Carson
-------------------------
Raynerd B. Carson, President

Date:  July 28, 1999